UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007.
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to .
Commission File Number: 0-16284
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TechTeam Global Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TechTeam Global, Inc.
27335 W. 11 Mile Road
Southfield, MI 48033

TechTeam Global Retirement Savings Plan
Audited Financial Statements and Supplemental Schedules

Report of Independent Registered Public Accounting Firm
Plan Administrator
TechTeam Global Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the TechTeam Global Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year then ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, and Schedule of Reportable 5% Transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, MI
June 20, 2008

TechTeam Global Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments, at fair value:
Pooled separate accounts	$9,559,495	$—
Mutual funds	3,425,123	12,238,393
Unallocated contracts	1,366,317	—
TechTeam Global, Inc. common stock	6,647,198	5,810,464
Participant loans	639,972	562,909

Total investments	21,638,105	18,611,766

Contributions receivable:
Participants	192,826	102,645
Employer	90,843	51,239

Total contributions receivable	283,669	153,884

Total assets	21,921,774	18,765,650

Liability
Contributions to be distributed	—	56,437

Net assets available for benefits	$21,921,774	$18,709,213

See accompanying notes.

TechTeam Global Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007

Additions
Investment income:
Net appreciation in fair value of investments	$1,988,813
Dividends and interest	61,033

Total investment income	2,049,846

Contributions:
Participants	1,826,214
Employer	910,449
Rollover	54,420

Total contributions	2,791,083

Total additions	4,840,929

Deductions
Benefits paid to participants	1,599,194
Administrative fees	29,174

Total deductions	1,628,368

Increase in net assets available for benefits	3,212,561

Net assets available for benefits at beginning of year	18,709,213

Net assets available for benefits at end of year	$21,921,774

See accompanying notes.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements
December 31, 2007
1. Description of the Plan
The following description of the TechTeam Global Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible, full-time employees of TechTeam Global, Inc. (the “Company”) and TechTeam Cyntergy, LLC, a domestic subsidiary of the Company. Employees of other domestic subsidiaries of the Company are covered under a separate plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees become eligible to participate in the Plan on the first day of the month following three months from their date of hire.
Contributions
Participants may contribute up to 75% of pretax annual compensation, as defined in the Plan document, subject to the legislated limitations. Participants may also contribute amounts representing distributions from other qualified plans. A participant may direct their contributions to any of the Plan’s fund options.
The Company may make discretionary matching contributions to the Plan, which are contributed into the TechTeam Global Stock Fund. During 2007 and 2006, the Company elected to make matching contributions on a dollar-for-dollar basis up to 3% of a participant’s base compensation.
Participants generally cannot redirect Company contributions to other fund options. During 2007, the Company implemented rules relating to the Pension Protection Act of 2006, which require plans to allow participants the option to diversify from employer stock. As a result, participants age 55 and older had 100% of their employer match transferred to a diversifiable fund, whereby each participant has an option to transfer Company contributions into investments other than the TechTeam Global Stock Fund. Participants with more than three years of service had 33% of their employer match transferred to the diversifiable fund. During 2007, a total of $1.7 million was transferred to the diversifiable fund.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
1. Description of the Plan (continued)
The Plan was required to distribute employer and participant contributions made during 2006 to certain participants in order to remain in compliance with certain nondiscrimination requirements under the Internal Revenue Code (the “Code”). As of December 31, 2006, the Plan recorded a liability of $56,437 for distributions to be made to participants for contributions during 2006. At December 31, 2007, no liability was recorded for contributions to be distributed to participants as the Plan was in compliance with the nondiscrimination requirements of the Code.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, investment earnings and Plan expenses. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participants are immediately vested in their contributions. Participants become fully vested in Company contributions upon completion of one year of service. Participants also become fully vested upon death, disability or retirement at designated ages. The Plan’s vesting provisions changed effective January 1, 2008, such that participants will become fully vested in Company contributions upon completion of two years of service, as well as upon death, disability or retirement.
Forfeitures
The Company is permitted to use forfeited balances to reduce future employer contributions. At December 31, 2007 and 2006, forfeited account balances totaled $20,931 and $25,335, respectively.
Loans to Participants
Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the participant’s account balance and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
1. Description of the Plan (continued)
Payment of Benefits
A participant will receive a lump-sum distribution equal to the value of his or her account upon termination of service, death, disability or retirement. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, the amount in each participant’s account would become 100% vested and would be distributed to each participant in accordance with distribution policies set forth in the Plan.
Fees and Expenses
All expenses incurred by the Plan, consisting primarily of administrative costs, are paid by the Plan. The cost of the annual audit of the Plan’s financial statements is paid by the Company.
2. Summary of Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassifications
Certain prior year amounts have been reclassified in order to conform to the current year presentation.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Investments
Investments consist of mutual funds, pooled separate accounts, TechTeam Global, Inc. common stock and an unallocated contract. The fair value of participation units owned by the Plan in mutual funds and pooled separate accounts is based on quoted redemption values on the last business day of the Plan year. The TechTeam Global Stock Fund is administered as a pooled separate account and is stated at fair value. Investment in the unallocated contract is stated at the contract value, which approximates fair value. Participant loans are stated at the amount of their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The Plan provides the Principal Fixed Income Guaranteed Option (“PFIGO”), a benefit-responsive group annuity contract issued by Principal Life Insurance Company (“PLIC”), as an investment option for participants. The objective of this investment option is to guarantee principal value and provide a stated interest crediting rate backed by PLIC. Characteristics of this investment option allow for the principal value to remain stable regardless of the volatility of the bond markets. The PFIGO is a group annuity contract with a fixed rate of interest. Under the existing contract, the interest crediting rate is adjusted on a semi-annual basis and will not be less than the guaranteed minimum interest rate, which was 3% in 2007. The average yield earned (interest credited) by the Plan and credited to participants was 4.65% in 2007. Changes in future interest crediting rates will not be reported as an adjustment from fair value to contract value since fair value is considered book value less an early withdrawal charge for benefit-responsive investment contracts.
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective date of FASB Statement No. 157.” FSP 157-2 delays the effective date of certain provisions of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Plan does not expect that the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
3. Nonparticipant-Directed Investments
Information about the significant components of changes in assets relating to the TechTeam Global Stock Fund was as follows:

Balance at December 31, 2006	$5,810,464
Employer contributions	759,608
Participant contributions	177,847
Appreciation in fair value of investment	721,523
Benefits paid to participants	(583,076)
Transfers out	(226,389)
Administrative fees	(12,779)

Balance at December 31, 2007	$6,647,198

4. Investments
Investments that represented 5% or more of fair value of the Plan’s net assets available for benefits were as follows:

	December 31
	2007	2006

TechTeam Global Stock Fund *	$6,647,198	$5,810,464
Principal Global Investors — Diversified Intl Sep Acct	1,776,217	—
Capital Research and Mgmt Co — Am Fds Grth Fd of Am R3 Fund	1,681,946	—
American Century Inv. Mgmt — Am Cent Heritage A Fund	1,648,548	—
Alliance Cap Mgmt (Bernstein) — Ptr Lg-Cap Value Sep Acct	1,570,760	—
Principal Global Investors — Fixed Income Guaranteed Option	1,366,317	—
Columbus Circle Investors — Large Co Growth Sep Acct	1,336,084	—
Goldman Sachs Asset Mgmt — Mid-Cap Value I Sep Acct	1,211,345	—
Principal Global Investors — Large Cap Stk Idx Sep Acct	1,096,198	—
The Hartford Group — SEI Stable Asset Fund	—	1,403,345
The Hartford Group — Growth Fund of America	—	1,351,156
The Hartford Group — Lord Abbett Mid-Cap Value Fund	—	1,266,846
The Hartford Group — Hartford MidCap HLS Fund	—	1,224,493
The Hartford Group — Investment Company of America	—	1,205,083
The Hartford Group — American Europacific Growth Fund	—	1,132,677
The Hartford Group — Hartford Index HLS Fund	—	1,044,700

*	Denotes nonparticipant-directed investment

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
4. Investments (continued)
During 2007, the Plan’s investments appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:

TechTeam Global Stock Fund	$721,523
Pooled separate accounts	(64,524)
Mutual Funds	1,329,098
Unallocated Contracts	2,716

$1,988,813

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TechTeam Global Retirement Savings Plan
Notes to the Financial Statements (continued)
6. Reconciliation of Financial Statements to Form 5500
Contributions on the Form 5500 are recorded on the modified cash basis for the Plan year ended December 31, 2007. A reconciliation of net assets available for plan benefits per the December 31, 2007 financial statements to the Form 5500 is as follows:

Net assets available for plan benefits per the financial statements (accrual basis)	$21,921,774
Contributions receivable on the accrual basis	(283,669)
Contributions receivable on the modified cash basis	102,352

Net assets available for plan benefits per the Form 5500 (modified cash basis)	$21,740,457

A reconciliation of the contributions made for plan benefits per the December 31, 2007 financial statements to the respective Form 5550 is as follows:

Contributions made for benefits per the financial statements (accrual basis)	$2,791,083
Contributions receivable on the accrual basis	(283,669)
Contributions receivable on the modified cash basis	102,352

Contributions made for benefits per the Form 5500 (modified cash basis)	$2,609,766

7. Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 6, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Supplemental Schedules

TechTeam Global Retirement Savings Plan
EIN: 38-2774613 Plan: 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower	Rate of Interest, Collateral,		Current
or Similar Party	Par or Maturity Value	Cost	Value

Principal Global Investors	Diversified Intl Sep Acct	***	$ 1,776,217
Capital Res and Mgt Co	Am Fds Grth Fd of Am R3 Fund	***	1,681,946
American Century Inv Mgt	Am Cent Heritage A Fund	***	1,648,548
Alliance Cp Mgt (Bernstein)	Ptr Lg-Cap Value Sep Acct	***	1,570,760
Principal Global Investors	Fixed Income Guaranteed Option	***	1,366,317
Columbus Circle Investors	Large Co Growth Sep Acct	***	1,336,084
Goldman Sachs Asset Mgt	Mid-Cap Value I Sep Acct	***	1,211,345
Principal Global Investors	Large Cap Stk Idx Sep Acct	***	1,096,198
Principal Global Investors	Principal LifeTm 2020 Sep Acct	***	623,757
Principal Global Investors	Bond and Mtg Sep Acct	***	566,816
Principal Global Investors	Sm-Cap Growth III Sep Acct	***	445,939
Principal Global Investors	Sm-Cap Value II Sep Acct	***	424,009
Principal Global Investors	Principal LifeTm 2030 Sep Acct	***	169,081
Principal Global Investors	Prin LifeTm Str Inc Sep Acct	***	143,160
Principal Global Investors	Intl Emerging Mkts Sep Acct	***	96,405
Excelsior Mutual Funds	Excelsior Val & Restruct R Fund	***	92,867
Principal Global Investors	Principal U.S. Property Sep Acct	***	47,887
Principal Global Investors	Principal LifeTm 2040 Sep Acct	***	35,817
Principal Global Investors	Principal LifeTm 2050 Sep Acct	***	6,237
Principal Global Investors	Sm Cap Stk Idx Sep Acct	***	3,852
Principal Global Investors	Medium Company Blend Sep Acct	***	3,581
Principal Global Investors	Principal LifeTm 2010 Sep Acct	***	2,349
Davis Funds	Davis New York Venture R Fund	***	1,763
* Participants	Loans to participants at interest rates ranging from 6% to 10.5%, with various maturity dates	n/a	639,972
** TechTeam Global, Inc.	TechTeam Global Stock Fund	$4,859,195	6,647,198

			$ 21,638,105

*	Party-in-interest

**	Party-in-interest, nonparticipant-directed fund

***	Cost is not required for participant-directed investments

TechTeam Global Retirement Savings Plan
EIN: 38-2774613 Plan:001
Schedule H, Line 4j—Schedule of Reportable 5% Transactions
December 31, 2007

Identity of Party		Purchase	Cost of	Selling	Net Gain
Involved	Description of Asset	Price	asset	Price	(Loss)

The Hartford Group	SEI Stable Asset Fund	n/a	$1,351,292	$1,401,460	$50,168
The Hartford Group	Growth Fund of America	n/a	1,411,480	1,599,575	188,095
The Hartford Group	Lord Abbett Mid-Cap Value Fund	n/a	1,181,850	1,245,290	63,440
The Hartford Group	Hartford MidCap HLS Fund	n/a	1,329,059	1,570,282	241,223
The Hartford Group	Investment Company of America	n/a	1,105,883	1,205,618	99,735
The Hartford Group	Europacific Growth Fund	n/a	1,305,755	1,630,585	324,830
The Hartford Group	Hartford Index HLS Fund	n/a	1,009,592	1,103,749	94,157
The Hartford Group	Janus Advisor Cap App Inv Opt Fd	n/a	995,618	1,330,693	335,075
Principal Global Investors	Fixed Income Guaranteed Option	$2,810,600	1,446,999	1,446,999	—
Principal Global Investors	Bond and Mtg Sep Acct	1,125,104	562,951	561,745	(1,206)
Alliance Cp Mgt (Bernstein)	Ptr Lg-Cap Value Sep Acct	3,340,890	1,744,287	1,745,879	1,592
Goldman Sachs Asset Mgt	Mid-Cap Value I Sep Acct	2,509,726	1,286,924	1,295,246	8,322
Principal Global Investors	Prin LifeTm 2020 Sep Acct	1,251,197	622,255	622,217	(38)
Principal Global Investors	Large Cap Stk Idx Sep Acct	2,223,480	1,109,285	1,112,820	3,535
American Century Inv Mgt	Am Cent Heritage A Fund	3,331,194	1,632,856	1,617,521	(15,335)
Capital Res and Mgt Co	Am Fds Grth Fd of Am R3 Fund	3,414,343	1,666,582	1,621,602	(44,980)
Columbus Circle Investors	Large Co Growth Sep Acct	2,702,807	1,349,500	1,362,045	12,545
Principal Global Investors	Sm-Cap Value II Sep Acct	1,055,218	621,664	626,578	4,914
Principal Global Investors	Sm-Cap Growth III Sep Acct	926,130	471,486	479,254	7,768
Principal Global Investors	Diversified Intl Sep Acct	3,908,434	2,133,314	2,123,373	(9,941)
TechTeam Global, Inc.	TechTeam Global Stock Fund	7,402,487	3,805,653	3,976,664	171,011
There were no category (i), (ii) or (iv) reportable transactions during 2007.

SIGNATURES

The Plan.	Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the TechTeam Global Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

June 30, 2008	TechTeam Global Retirement Savings Plan

	By:	/s/ Heidi K. Hagle Heidi K. Hagle Vice President, Human Resources